UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Presidio Property Trust, Inc.

(Name of Issuer)

Series A Common Stock, $0.01 par value per share

(Title of Class of Securities)

74102L303

(CUSIP Number)

BRENT MORRISON

ZUMA CAPITAL MANAGEMENT, LLC

3766 Donaldson Drive

Chamblee, Georgia 30341

(310) 989-6705

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 20, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

ZUMA CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		219,164*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

219,164*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,164*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

OO

* Includes 80,765 Shares (as defined in Item 1) underlying the Warrants (as defined in Item 3).

2

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

ZCM OPPORTUNITIES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		147,850*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

147,850*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

PN

* Includes 80,765 Shares (as defined in Item 1) underlying the Warrants (as defined in Item 3).

3

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

BRENT MORRISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		251,311*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

251,311*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

251,311*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

IN

* Includes 105,912 Shares (as defined in Item 1) underlying the Warrants (as defined in Item 3).

4

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

SAMARA GROWTH FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		51,427
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

51,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

51,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

SAMARA SELECT FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		50,991
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

50,991
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

OURAY SELECT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		76,475
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

76,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

OURAY PARTNERS INTERNATIONAL LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		30,556
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

30,556
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,556
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

8

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

OURAY FUND MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		178,893
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

178,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

178,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

OURAY CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		209,449
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

209,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

209,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

ELENA PILIPTCHAK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		221,249
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

221,249
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

221,249
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

VITO GARFI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		548,276
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

548,276
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

548,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

REUBEN BERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

STEFANI CARTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 74102L303

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by ZCM Opportunities and held in the Retirement Account and certain separately managed accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 67,085 Shares owned directly by ZCM Opportunities is approximately $64,156, including brokerage commissions. The aggregate purchase price of the 80,765 Shares issuable upon the exercise of certain Series A Common Stock Purchase Warrants to Purchase Shares of Common Stock (the “Warrants”) owned directly by ZCM Opportunities is approximately $3,054, including brokerage commissions. The aggregate purchase price of the 30,076 Shares held in a certain retirement account (the “Retirement Account”) is approximately $35,211, including brokerage commissions. The aggregate purchase price of the 41,138 Shares held in certain separately managed accounts (the “SMAs”) is approximately $35,211, including brokerage commissions.

The aggregate purchase price of the 7,000 Shares owned directly by Mr. Morrison is approximately $5,982, including brokerage commissions. The aggregate purchase price of the 25,147 Shares underlying the Warrants owned directly by Mr. Morrison is approximately $816, including brokerage commissions.

The aggregate purchase price of the 51,427 Shares owned directly by Samara Growth is approximately $57,002, including brokerage commissions. The aggregate purchase price of the 50,991 Shares owned directly by Samara Select is approximately $60,010, including brokerage commissions. The aggregate purchase price of the 76,475 Shares owned directly by Ouray Select is approximately $78,465.62, including brokerage commissions. The aggregate purchase price of the 30,556 Shares owned directly by Ouray International is approximately $38,938.54, including brokerage commissions. The aggregate purchase price of the 11,800 Shares owned directly by Ms. Piliptchak is approximately $12,737, including brokerage commissions.

The aggregate purchase price of the 548,276 Shares owned directly by Mr. Garfi is approximately $485,071.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) through (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on a denominator that is the sum of: (i) 13,129,943 Shares outstanding as of November 13, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023, and (ii) 105,912 Shares underlying the Warrants.

A.	Zuma Capital Management
(a)	Zuma Capital Management, as the general partner and investment manager of ZCM Opportunities and the SMAs, may be deemed the beneficial owner of the (i) 100 Shares owned directly, (ii) 147,850 Shares owned directly by ZCM Opportunities, (iii) 30,076 Shares held in the Retirement Account and (iv) 41,138 Shares held in the SMAs.

15

CUSIP No. 74102L303

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 219,164
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 219,164
4. Shared power to dispose or direct the disposition: 0
(c)	Zuma Capital Management has not entered into any transactions in the Shares since the filing of the Schedule 13D.
B.	ZCM Opportunities
(a)	As of the date hereof, ZCM Opportunities directly owned 147,850 Shares, including 80,765 Shares underlying certain Warrants.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 147,850
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 147,850
4. Shared power to dispose or direct the disposition: 0
(c)	ZCM Opportunities has not entered into any transactions in the Shares since the filing of the Schedule 13D.
C.	Brent Morrison
(a)	Mr. Morrison, as the managing member of Zuma Capital Management, may be deemed the beneficial owner of the (i) 32,147 Shares owned directly, including 25,147 Shares underlying the Warrants, (ii) 147,850 Shares, including 80,765 Shares underlying the Warrants, owned directly by ZCM Opportunities, (iii) 100 Shares owned directly by Zuma Capital Management, (iv) 30,076 Shares held in the Retirement Account and (v) 41,138 Shares held in the SMAs.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 251,311
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 251,311
4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Morrison has not entered into any transactions in the Shares since the filing of the Schedule 13D.
D.	Samara Growth
(a)	As the date hereof, Samara Growth directly owned 51,427 Shares.

Percentage: Less than 1%

16

CUSIP No. 74102L303

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 51,427
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 51,427
(c)	The transactions in the Shares by Samara Growth since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
E.	Samara Select
(a)	As the date hereof, Samara Select directly owned 50,991 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 50,991
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 50,991
(c)	The transactions in the Shares by Samara Select since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
F.	Ouray Select
(a)	As the date hereof, Ouray Select directly owned 76,475 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 76,475
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 76,475
(c)	The transactions in the Shares by Ouray Select since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
G.	Ouray International
(a)	As the date hereof, Ouray International directly owned 30,556 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 30,556
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 30,556
(c)	The transactions in the Shares by Ouray International since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
17

CUSIP No. 74102L303

H.	Ouray Fund Management
(a)	Ouray Fund Management, as the general partner of each of Samara Growth, Samara Select and Ouray Select, may be deemed the beneficial owner of the (i) 51,427 Shares owned directly by Samara Growth, (ii) 50,991 Shares owned directly by Samara Select and (iii) 76,475 Shares owned directly by Ouray Select.

Percentage: 1.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 178,893
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 178,893
(c)	Ouray Capital Management has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Samara Growth, Samara Select and Ouray Select since the filing of the Schedule 13D are set forth in Schedule B are incorporated herein by reference.
I.	Ouray Capital Management
(a)	Ouray Capital Management, as the investment manager of each of Samara Growth, Samara Select and Ouray Select, may be deemed the beneficial owner of the (i) 51,427 Shares owned directly by Samara Growth, (ii) 50,991 Shares owned directly by Samara Select, (iii) 76,475 Shares owned directly by Ouray Select, and (iv) 30,556 Shares owned directly by Ouray International.

Percentage: 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 209,449
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 209,449
(c)	Ouray Capital Management has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Samara Growth, Samara Select, Ouray Select and Ouray International since the filing of the Schedule 13D are set forth in Schedule B are incorporated herein by reference.
J.	Elena Piliptchak
(a)	Ms. Piliptchak, as the managing member of each Ouray Fund Management and Ouray Capital Management, may be deemed the beneficial of the (i) 51,427 Shares owned directly by Samara Growth, (ii) 50,991 Shares owned directly by Samara Select, (iii) 76,475 Shares owned directly by Ouray Select, (iv) 30,556 Shares owned directly by Ouray International, and (v) 11,800 Shares owned directly.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 221,249
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 221,249
18

CUSIP No. 74102L303

(c)	The transactions in the Shares by Ms. Piliptchak and on behalf of each of Samara Growth, Samara Select, Ouray Select and Ouray International since the filing of the Schedule 13D are set forth in Schedule B are incorporated herein by reference.
K.	Vito Garfi
(a)	As the date hereof, Vito Garfi directly owned 548,276 Shares.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 548,276
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 548,276
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Mr. Garfi since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
L.	Reuben Berman
(a)	As the date hereof, Reuben Berman directly owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Ms. Berman has not entered into any transaction in the Shares since the filing of the Schedule 13D.
M.	Stefani Carter
(a)	As the date hereof, Stefani Carter directly owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Ms. Carter has not entered into any transaction in the Shares since the filing of the Schedule 13D.

As of the date hereof, the Reporting Persons collectively beneficially owned in the aggregate 1,020,836 Shares, including 105,912 Shares underlying the Warrants, constituting approximately 7.7% of the Shares outstanding.

19

CUSIP No. 74102L303

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2024

Zuma Capital Management, LLC

By:	/s/ Brent Morrison
	Name:	Brent Morrison
	Title:	Managing Member

ZCM Opportunities Fund, LP

By:	/s/ Brent Morrison
	Name:	Brent Morrison
	Title:	Managing Member

/s/ Brent Morrison
Brent Morrison

Samara Growth Fund, LP

By:	Ouray Fund Management, LLC General Partner

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

Samara Select Fund, LP

By:	Ouray Fund Management, LLC General Partner

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

20

CUSIP No. 74102L303

Ouray Select, LP

By:	Ouray Fund Management, LLC General Partner

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

Ouray Partners International Ltd.

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Sole Director

Ouray Fund Management, LLC

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

Ouray Capital Management, LLC

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

/s/ Elena Piliptchak
Elena Piliptchak

/s/ Vito Garfi
Vito Garfi

/s/ Reuben Berman
Reuben Berman

/s/ Stefani Carter
Stefani Carter

21

CUSIP No. 74102L303

SCHEDULE B

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

SAMARA GROWTH FUND, LP

Purchase of Common Stock	5,500	1.1774[2]	01/24/2024
Purchase of Common Stock	11,800	1.0997[3]	02/20/2024

SAMARA SELECT FUND, LP

Purchase of Common Stock	140	1.1500	01/03/2024
Purchase of Common Stock	5,500	1.2100	01/24/2024
Purchase of Common Stock	11,900	1.1178[4]	02/20/2024

OURAY SELECT LP

Purchase of Common Stock	6,848	1.1201[5]	01/03/2024
Purchase of Common Stock	13,649	1.2034[6]	01/24/2024
Purchase of Common Stock	20,720	1.1290[7]	02/20/2024

OURAY PARTNERS INTERNATIONAL, LTD

Purchase of Common Stock	362	1.1800	01/24/2024
Purchase of Common Stock	3,499	1.1294[8]	02/20/2024

VITO GARFI

Purchase of Common Stock	50,000	1.1715[9]	01/23/2024
Purchase of Common Stock	11,661	1.1452	02/22/2024

CUSIP No. 74102L303

2 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $1.1600 to $1.2100 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 2.

3 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $1.0600 to $1.1500 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 3.

4 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $1.1000 to $1.1500 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 4.

5 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $1.1068 to $1.1600 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 5.

6 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $1.1800 to $1.2100 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 6.

7 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $1.0802 to $1.1700 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 7.

8 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $1.1200 to $1.1500 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 8.

9 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $1.0964to $ 1.2298 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 9.